

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2022

Art Zeile
President and Chief Executive Officer
DHI Group, Inc.
6465 South Greenwood Plaza, Suite 400
Centennial, CO 80111

Re: DHI Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 11, 2022
File No. 001-33584

Dear Mr. Zeile:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services